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                              October 4, 2021

       Pietar Taselaar
       Director
       Ads-Tec Energy Public Ltd Co
       10 Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Ads-Tec Energy
Public Ltd Co
                                                            Confidential Draft
Registration Statement on Form F-4
                                                            Submitted September
7, 2021
                                                            CIK 0001879248

       Dear Mr. Taselaar:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Dissenter's Rights, page 23

   1.                                                   Please clarify if
dissenter's rights are available.
       Interests of EUSGs Directors, Officers, and Others in the Transactions, page 24

   2. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s officers and directors, if material. Please also
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         disclose affiliate participation in the PIPE, as indicated by the disclosure on page 187 and quantify the amounts Raymond James may receive for the services it provided in all capacities.
3. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
4. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Risk Factors, page 35

5. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The jurisdiction and choice of law clauses . . .,, page 48

6.       Please tell us whether the disclosure in this risk factor relates to
Exhibit 4.6 or 4.7. We
         note, in this regard, that Section 9.3 of Exhibit 4.6 appears to be inconsistent with the disclosure here insofar as claims arising under the Securities Act are concerned.
Certain Unaudited ADSE Projected Financial Information, page 87

7. Please revise to clarify the material assumptions underlying the projected financial information included in the document, quantifying to the extent possible. Explain how each assumption relates to the projected information, such as how the "customer pipeline"
         relates to revenue growth.
8. Please revise to explain how the projected growth rates in the last three bullets under
         "Revenue" on page 88 are reasonable. Fully describe the assumptions that underlie the projections and the type of market assumed in developing those assumptions, particularly with respect to the latter years of the projected information. Provide similar disclosures with respect to the your expected increases in gross profit, as referenced in the penultimate bullet point on page 88.
9. We note the general disclosures under this heading and before the table. Please disclose in specific detail the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used.
Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Preparation, page 121

10. Based on your disclosures, including your description of pro forma adjustments in the
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         second paragraph of footnote 1, it does not appear that your pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by SEC
         Release No. 33-10786 issued May 20, 2020. Please revise your pro forma financial statements to comply with the new pro forma rules. It appears the amendments to Article
         11 would require, among other items, recognition of the IFRS 2 charge and transaction expenses within your pro forma statement of profit or loss. Also see Rule 8-05 of
         Regulation S-X.

5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information as of
December 31, 2020
Pro Forma Transactions adjustments - the Transactions, page 123

11. We note your calculation of the IFRS 2 compensation charge in pro forma adjustment G.
         Please explain to us and disclose how you determined the fair value of EUSG's net assets.
         Separately provide for us the asset and liability balances used in your calculation. In addition, explain how you determined the number of shares used in the consideration fair value and clarify how such share total is the appropriate figure to use for purposes of calculating the IFRS 2 charge. Also disclose the date used to
determine the    8.40 share
         price.

6. Net loss per share, page 125

12. Please revise your disclosures to quantify the number of anti-dilutive securities, including the Public Warrants, Private Placement Warrants, and any stock-based awards that have been or will issued in connection with the merger transactions. Comparison of Corporate Governance and Shareholder Rights, page 126

13. It appears from your disclosure on page 132 that you are including an exclusive forum provision in the governing documents of the Parent. Please add a risk factor describing the risks to investors arising from such a provision, including increased costs to bring a claim and that these provisions can discourage claims or limit
investors    ability to bring a
         claim in a judicial forum that they find favorable. Also describe any uncertainty about the enforceability of the provision. Finally, please revise to present this change as a separate proposal.
Government, Regulation and Incentives, page 172

14. Please revise to clarify the material effects of governmental regulations on ADSE's business, including the identity of the regulatory body.
United States Expansion, page 174

15. Please quantify the portion of the proceeds you intend to devote to your expansion plans
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         and the purposes to which those proceeds will be put. Also clarify the reference to
         "existing partnerships" to describe the nature of the agreement between the parties and the relative obligations.
Revenue, page 175

16. Please revise to quantify the "major order" received in 2020 that leads you to expect revenues to decline in 2021 and the extent of that decline.
ADSE's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Revenue, page 178

17. Please disclose, similar to your disclosure on page F-66, that one customer contributed
         87% and 77%, respectively, of your fiscal year 2020 and 2019 revenues. Liquidity and Capital Resources, page 179

18. Please disclose the information required by Item 5.B.1(b) and 5.B.3 of Form 20-F. See also Instructions 7 and 8 to Item 5 of Form 20-F. Also revise to disclose when each loan you discuss matures.
Index to Financial Statements, page F-1

19. Please provide audited financial statements of the registrant, ads-tec Energy public limited company, or tell us why you believe registrant financial statements are not required.
Audited Financial Statements of ads-tec Energy GmbH
2. Accounting policies
2.1.3 Inventories, page F-43

20. We note your inventory accounting policy disclosure that you may write-down inventory
         "based on staggered lump-sum range of coverage." Please clarify for us what you mean by this statement and revise your disclosures to provide clarity for investors.
2.2.10 Impairment of non-financial assets, page F-49

21. You disclose that "typically" your cash-generating unit ("CGU") is the consolidated entity and that you perform your asset impairment testing at that level. For the assets within the scope of IAS 36, please tell us the specific assets you test for impairment on an individual basis and the specific assets you test at the consolidated CGU level. For the assets tested
FirstName LastNamePietar Taselaar
       at the consolidated level, tell us in sufficient detail how your impairment methodology
Comapany    NameAds-Tec
       complies            Energy
                 with IAS 36        Public
                               and why   theLtd  Co
                                              recoverable  amount of each asset
type cannot be
       estimated  on an
October 4, 2021 Page 4  individual  basis.
FirstName LastName
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3. Reporting and valuation methods
Revenue recognition, page F-50

22. You disclose that "'closed contracts' related to services where the Company acts as principal the margin is realized over the term of the contract." Please clarify for us what you mean by this statement and the specific revenue contracts this statement is referencing. In doing so, tell us how you define a "closed contract" and provide an illustrative example that clearly demonstrates your revenue recognition policy. Revise your disclosures to provide clarity for investors.
Allowances for expected credit losses (ECL) of trade receivables and contract assets, page F-50

23. Please revise the disclosures under this heading to clearly indicate how you determine the allowance for expected credit losses of trade receivables and contract assets. Your disclosures regarding evaluations "performed at a rough estimate with a rating scale" and
         "loss given default (LGD) rates" are unclear, as is your level of reliance on the default rate probabilities determined by an external service provider.
4. Disclosures on individual items of the financial statements
4.1.1 Revenue, page F-51

24. Please address the following comments related to your revenue recognition accounting policies:

                 Tell us and clearly disclose if any of your revenue arrangements include multiple performance obligations. In particular, we note your disclosures on page 173 that you provide customers with "24/7 access to the platform, over the air updates, prediction-based services, and data analytics" and that Big-LinX includes "control and monitoring functions." We also note your disclosure on page 175 that
              ChargeBox revenues include "development cost contributions made by the customer." Provide us with your assessment of whether any of these service offerings represent separate performance obligations. In your response, explain the nature of and reasons for the development cost contributions and explain if you provide development services on a standalone basis. Refer to paragraphs 22-30 of
              IFRS 15.

                Citing authoritative accounting guidance, if applicable, tell us why you classify consideration received for development activities within revenues on your statement of profit or loss and not as an offset to research and development expenses.

                Although you disclose in the table on page F-52 that Charging revenues are recognized over time, your disclosure in note 2.1.1 on page F-42 appears to indicate that ChargeBox revenues are recognized at a point in time and Chargetrailer revenues are recognized over time. Revise your disclosures to correct this apparent
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              inconsistency. Also, considering the difference in the timing of revenue recognition, further disaggregate your Charging revenues between ChargeBoxes and
              Chargetrailers. Refer to paragraph 114 of IFRS 15.

                Tell us how you determined Chargetrailer revenues qualify for revenue recognition over time. Refer to paragraphs 31-38 of IFRS 15.
5. Segment Reporting, page F-69

25. We note your disclosure here and in footnote 1.2.1, that you operates the business as as a single operating and reporting segment. Given that your products are targeted to three different end market applications, Charging, Commercial & Industrial, and Residential,
         please explain to us how you have determined that you have only one operating segment.
         Refer to IFRS 8.

General

26. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
27. We understand the sponsor will receive additional securities pursuant to an antidilution
         adjustment based on the company   s additional financing activities.
Please quantify the
         number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
28.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
29. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
30.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid
31. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim
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      redemption levels.
32. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
33. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
34. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
35. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
36. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
      combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
      participate in the private placement.
37. We note that the SPAC IPO underwriter performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriter that are contingent on completion of the business combination.
        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNamePietar Taselaar
                                                             Division of
Corporation Finance
Comapany NameAds-Tec Energy Public Ltd Co
                                                             Office of
Manufacturing
October 4, 2021 Page 7
cc:       Michael S. Lee
FirstName LastName